DYNAMIC APPLICATIONS CORP.
14 Menachem Begin Street
Ramat Gan, Israel 52700

May 13, 2013

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Jay Mumford, Staff Attorney
RE: Dynamic Applications Corp.
File No. 000-54856

Amendment No. 1 to Registration Statement on Form 10

Filed on February 13, 2013

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated February 28, 2013, with respect to the above-referenced Exchange Act filing of Dynamic Applications Corp. (the “Company”). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Description of Business

Comment 1. Please revise your disclosure added in response to prior comments 4 and 5 substantially so that it is clear to investors who may not be engineers or industry experts.

Response 1. We have substantially revised and simplified the disclosure, deleting the scientific diagram and engineering vernacular, in response to this comment.

Comment 2. Please address that part of prior comment 4 that asked you to include disclosure of the steps you have taken to develop the product and when those steps occurred. Also disclose the hurdles that remain before the product can be sold. We note that you registered a securities offering in 2008 to obtain funds for prototype development. If you have not yet been able to develop the product, please tell us what has changed that leads you to reasonably believe you can develop the product now.

Response 2. We have expanded the discussion regarding the step and missteps we have taken, with significant disclosure regarding the acceleration of business activity beginning in the latter part of 2011, throughout 2012 and to the present pursuing the development of our Patented Device. Reference is made to the disclosure under the subcaptions "Recent Development Efforts" and "Third-Party Manufacturers/Relationship with GUMI Tel Aviv Ltd."

Comment 3. We note your response to prior comment 5; however, it continues to remain unclear why you believe you have a reasonable basis to make the claims about your product cited in that comment if you have not yet developed or tested the patent. Please advise or revise.

Response 3. See our disclosure under "Recent Development Efforts" and "Third-Party Manufacturers/Relationship with GUMI Tel Aviv Ltd" in the Form 10/A referenced above.

Comment 4. We note your response to prior comment 6; however, it remains unclear how the business that you describe is part of the “clean tech industry” as you mention in Note 1 to your financial statements. Please revise or advise. Also, please disclose what the carbon credit project was, what consideration you paid to enter into the agreement and why you terminated the agreement; and tell us whether all shares issued in connection with this agreement were cancelled. If they were cancelled, please tell us the nature of each of the transactions in which the 119,450 shares were issued in 2009 according to your Statement of Changes of Stockholders’ Equity.

Response 4. The reference to "clean tech industry" does not apply to our electromagnetic percussion device and we have adjusted Note 1 accordingly. The staff should review the new disclosure under "Recent Developments" with respect to the April 17, 2013 agreement with Sensoil Ltd, which is involved in the "clean tech industry." This agreement is attached as Exhibit 10.__ to Amendment no. 2 to the Form 10/12g.

Regarding the carbon credit agreement and its termination, we disclosed the following information under the subcaption "Termination of Green Biofuels Holding Ltd. Agreement" in Description of Business in our Form 10-K/A: "On January 12, 2010, the Company entered into a termination agreement with Green Biofuels Holding Ltd., an Israeli corporation ("GBH"), and Messrs. Shlomo Palas, Samuel Keshet and Eliezer Weinberg (the "Termination Agreement"). Pursuant to the Termination Agreement, the original Cooperation and Partnership Agreement with GBH, dated August 9, 2009, for which the Company paid no consideration, and any rights, title and interest and all obligations and liabilities arising out of or relating to the Carbon Credit Project (as defined in such agreement) were contributed and transferred from the Company to GBH and assumed by GBH and the August 8, 2009 agreement was terminated. At the same date as the Termination Agreement, the Company and Messrs. Shlomo Palas, Samuel Keshet and Eliezer Weinberg (the "Subscribers") terminated the Private Placement Subscription Agreement between the Company and the Subscribers, and the shares, which had never been issued, were effectively cancelled."

With respect to the comment regarding the transactions in which 119,450 shares were issued during 2009, 114,450 shares were issued in connection with a private placement as follows: (i) On January 28, 2009 the Company raised $37,150 and issued 111,450 shares of its common stock pursuant to a private placement offering; and (ii) On September 16, 2009, the Company raised $15,000 and issued 3,000 shares of its common stock pursuant to a private placement offering, at a purchase price of $5.00 per share. The additional 5,000 shares were issued for services in lieu of cash as follows: On October 13, 2009, the Company entered into an amendment to the employment agreement with Asher Zwebner and in lieu of the existing compensation due under the original employment agreement, Mr. Zwebner was issued 5,000 shares of common stock. This information is contained in note 1- Stockholders' Equity, to the Company's audited financial statements for its years ended December 31, 2012 and 2011.

Our Filing Status as an “Emerging Growth Company”

Comment 5. Given your response to prior comment 13 that you sold shares in 2008 in a registered offering, please tell us why you believe that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act. Note that section 101(d) of that Act provides that an issuer shall not be an emerging growth company for purposes of the Securities Act or Exchange Act if the first sale of the issuer’s common equity securities pursuant to an effective registration statement occurred on or before December 8, 2011.

Response 5. We have deleted the disclosure to our claim to being an "emerging growth company." Please note that we have also deleted risk factors related to being an "emerging growth company" under "Risk Related to our Common Stock."

Patent Transfer and Sale Agreement with Appelfeld Zer Fisher

Comment 6. Please tell us how you ensured that your response to prior comment 3 is complete with regard to your affiliates’ involvement with other companies that purchased a patent from Appelfeld Zer Fisher or its affiliates. In this regard, please provide us the information requested by the last sentence of prior comment 3 as to your affiliates’ involvement with any other companies whose primary disclosed business was developing an acquired patent, even if the patent was not acquired through Appelfeld Zer Fisher.

Response 6. We have made further inquiry of Asher Zwebner, our CFO and a director, requesting a list of all public companies with which he had any involvement that had acquired a patent from Appelfeld Zer Fisher. As a result of our inquiry, we have supplemented the disclosure under this subcaption as follows:

"However, the Company's CFO, a CPA by training, had served as a consultant and/or as CFO to other reporting companies by principally providing SEC reporting and disclosure services. These included companies that had also acquired other patents pursuant to similar patent transfer and sale agreements with AZF, as follows: Crown Dynamics Corp., Dynamic Ventures Corp., Consumer Products Services Group (formerly Global Dynamics Corp.) and Advanced Ventures Corp., all companies with securities registered under Section 12 of the Exchange Act. In addition, we understand Mr. Zwebner had a role with another issuer, Santa Fe Petroleum, Inc. (formerly Baby All Corp.), that filed a registration statement on Form S-1 in 2011 containing disclosure that it had acquired a patent from a party other than AZF. The foregoing information was provided to the Company by its CFO/Director, Mr. Asher Zwebner. We are not aware of other public companies that may have been involved in patent acquisition agreements with AZF."

The staff should please note that in amendment #1 to the Form 10, we erroneously stated that Mr. Zwebner was, by training, a CPA and also an attorney. This statement was made inadvertently and was incorrect. Mr. Zwebner is a CPA and not an attorney.

Comment 7. Refer to your disclosure in the last sentence of this section regarding none of the companies [has yet to commercialize the technology pursuant to the patents that they acquired from AZF] commercializing the patent they acquired. With a view toward clarifying that disclosure, please tell us whether you or your affiliates are aware of the extent to which the companies (1) devoted resources to developing the patent or (2) abandoned developing the patent and engaged in a different business.

Response 7. While we have no independent knowledge regarding whether any of the referenced companies (1) devoted resources to developing the patent or (2) abandoned the patent and engaged in a different business, we have been informed by Mr. Zwebner that, other than Dynamic Applications, none of the other companies devoted resources to pursue development and commercial use of their respective patents.

Electromagnetic Percussion Device

Comment 8. Please clarify who Froehlich Konrad is and his relationship to you.

Response 8. Froehlich Konrad is an engineer who has been widely published in the field of electromagnetics. He has no relationship to the Company. Further, we have deleted both the reference to Mr. Konrad and his diagrammatic description of the electromagnetic devices.

Recent Developments

Comment 9. We note your response to prior comment 8; however, it appears that no version of your charter that you filed as an exhibit to this Form 10 ever authorized 20 billion shares as you describe in this section. Please advise or revise.

Response 9. We have included the complete charter documents in this amendment #2, which includes the authorization of: (i) 20 billion shares, consisting of 19.8 billion common shares and 20 million preferred shares; and (ii) of the authorization of 520 million shares consisting of 500 million common shares and 20 million preferred shares which was in connection of a stock recapitalization.

Comment 10. We note your response to prior comment 9; however, the date of the automatic suspension of your duty to file reports provided in Section 15(d) of the Exchange Act is not determined by the date that you file the Form 15. Please carefully review Section 15(d) and provide us information regarding the number of persons who held your shares of record at the beginning of each fiscal year following year in which your Securities Act registration statement became effective. Please accompany that information with your analysis of how it applies to the automatic suspension provision of Section 15(d).

Response 10. We have confirmed with our transfer agent that at the beginning of each fiscal year after our registration statement on Form S-1 was declared effective by the SEC that the number of shareholders of record were as follows: December 31, 2008 - 61 record holders; December 31, 2009 - 61 record holders; December 31, 2010 - 61 record holders; December 31, 2011 - 69 record holders; and December 31, 2012 - 68 record holders.

We have revised the disclosure in the amendment to the Form 10 to remove reference to the automatic suspension being the date the Form 15 was filed. We understand that if an issuer is not current in its reporting obligations when it files a Form 15, the Commission can deny the issuer the right to seek suspension. Further, only by lapse of time (90 days) from the date of filing of the Form 15, without intervening Commission action to deny, will result in the suspension becoming effective.

Comment 11. We note your disclosure here and in your risk factors regarding you having securities registered pursuant to Section 12(g) of the Exchange Act before you filed the Form 15. Please tell us when you believe you filed a registration statement to register securities pursuant to Section 12(g) of the Exchange Act; include in your response the registration statement Form type and the filing date. In this regard, please note that a Form S-1 is used to register a transaction under the Securities Act; a Form S-1 is not a form used to register securities under the Exchange Act.

Response 11. We have revised the disclosure in the risk factors in response to this comment. The Company did not file a Form 8-A following the effective date of its registration statement on Form S-1 and, as a result, it did not have a class of securities registered under Section 12(g) of the Exchange Act. Only after the Company filed its Form 10 in November 2012, which became effective by lapse of time, has the Company had a class of securities registered under Section 12(g).

Risk Factors

Comment 12. Please add a risk factor discussing the fact that your patent expires in 2014 as you describe in your response to prior comment 7.

Response 12. We have added a Risk Factor entitled "Our Patent expires in December 2014; If our Patent expires before we are able to successfully exploit our exclusive rights, competitors may gain access to our technology and undermine whatever competitive position we may have."

When we filed the Form 15…

Comment 13. Please expand your response to prior comment 10 to:

i. Provide us your analysis of the materiality of any potential financial liability to investors or to government authorities resulting from failure to file require reports;

ii. Identify for us each delinquent report, including Forms 8-K;

iii. Provide us a copy of your agreement with the firm you engaged to assist you with reporting compliance; and

iv. Please tell us why you believe it was in the “best interest” of your stockholders to not be a reporting company in 2011 but by 2012 you decided to attempt to become a reporting company again by filing this Form 10.

Response 13.

i. We do not believe that we may be subject to potential material financial liability to investors or to government authorities resulting from failure to file require reports. With respect to government authorities, failure to file reports would expose a company to the risk that the SEC would commence an administrative proceedings under Section 12(j) of the Exchange Act to "deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder"

With respect to investors, absent fraud on the part of a registrant, we believe that an investor could conceivably have a cause of action to compel a registrant to file reports.

ii. We have disclosed in amendment #2 of the Form 10 each of the delinquent Forms 10-Q and 10-K. With regard to Forms 8-K, we failed to file a Form 8-K either in connection with the determination to cease efforts to develop our Patented Device in about June 2011 or with the subsequent determination to resume development efforts which occurred in the latter part of 2011. In addition, we failed to file a Form 8-K in October 2012 with respect to the reverse split and amendment to our Articles of Incorporation.

iii. We have attached as an exhibit to this response letter a copy of the services agreement but have redacted the fees payable. In any event, we do not believe that the agreement or the amount of compensation is material; and

iv. We have deleted the disclosure that we believed that it was in the "best interest" of our stockholders and the Company to cease being a reporting company. Rather, the timing of filing the Form 15 coincided with the timing that we decided to cease development efforts for our Patented Device, which determination was reversed not long after it was made.

Item 2 Management’s Discussion and Analysis

Comment 14. We note your response to prior comment 12. Please revise your disclosure to describe the reasons underlying the changes in line items you mention.

Response 14. We have expanded disclosure under subheading “Results of Operations during the year ended December 31, 2012 as compared to the year ended December 31, 2011” to include an explanation related to the changes in our line item on the income statements.

Plan of Operation

Comment 15. We note that you continue to refer to “this offering” in the third paragraph. Please address the issue raised in the first sentence of prior comment 13.

Response 15. We have deleted the reference to "this offering" as well as any reference to "proceeds of the offering." Those statements in the prior disclosure was clearly incorrect.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 16. Refer to your response to prior comment 14:

i. Please disclose the principal business of the employers identified as required by Regulation S-K Item 401(e);

ii. Please tell us how you ensured that your disclosure is complete and accurate. For example, we note that it does not name the “business entrepreneurship company,” or mention Mr. Zwebner’s role with Majic Wheels or his status as CEO of Adama Technologies;

iii. If the entities you name operated under a different name when you affiliate was associated with the entity, please also disclose that other name;

iv. If an entity that you identify as a “reporting company” did not file required reports with the Commission while your affiliate was associated with entity in a role responsible for such reports, please balance your disclosure to provide that information.

Response 16.

i. We have disclosed the principal business of each of the employers/entities in the bios of each of the executive officers/directors;

ii. We have included the detailed information requested and, as we stated above, we have communicated directly with Mr. Zwebner regarding his affiliations with public companies and have been assured by Mr. Zwebner that the disclosure is complete, including Majic Wheels and Adama Technologies Corp.;

iii. We have also included the former names of the companies, where appropriate; and

iv. We have included additional disclosure with respect to whether any of the Zwebner-related companies became delinquent and, if so, whether Mr. Zwebner had any responsibility with respect to each delinquent company's reporting obligations.

Comment 17. Please provide all information required by Regulation S-K Item 401(c) as it applies to Mr. Nickelshpur.

Response 17. We have included the disclosure required by Regulation S-K Item 401(c) for Mr. Nickelshpur.

Comment 18. We note your response to our prior comment 15. Please revise your disclosure to address each director individually, rather than all directors generically as a group. Before revising your document in response to this comment, please review Regulation S-K Compliance and Disclosure Interpretation Question 116.05 available on the Commission’s web site.

Response 18. In the paragraph immediately preceding "Chief Scientific Advisor" under Item 5. "Directors, Executive Officers, Promoters and Control Persons," we have added disclosure, after reviewing the SEC commentary to Question 115.05, in response to this comment. Our disclosure deals with each director individually.

Executive Compensation

Comment 19. Please provide executive compensation tables in the form required by the current Regulation S-K Item 402. See for example Item 402(n), 402(n)(2)(v), 402(n)(2)(x) and Instruction 1 to Item 402(n)(2)(v). See also Item 402(p) and Item 402(r).

Response 19. We have updated the executive compensation table pursuant to Reg S-K Item 402.

Comment 20. Please tell us why your beneficial ownership table in Item 4 does not include the shares that you added in the footnote to the summary compensation table in response to prior comment 16 as adjusted for your 2012 reverse split.

Response 20. We have revised disclosure under footnote (2) as follows:

Mr. Zwebner became the Company's CFO and director in November 2008 and has not received any cash compensation for serving as CFO and director. On October 13, 2009, the Company entered into an amended employment agreement with Mr. Zwebner. Under the amendment, Mr. Zwebner's term of employment was extended until October 31, 2010 and in lieu of the existing employment compensation set forth in the initial employment agreement, Mr. Zwebner the Company agreed to issue 500,000 shares of common stock in the Company, which restricted stock was to vest in 12 equal monthly installments at the end of each month beginning in October 1, 2009 for so long as Mr. Zwebner had not been terminated or ceased employment with the Company. Mr. Zwebner waived his right to the issuance of the 500,000 shares of restricted stock and none of the restricted shares have been issued. The table has been revised to reflect the foregoing.

Certain Relationships and Related Party Transactions and Director Independence

Comment 21. Please provide the disclosure required by Regulation S-K Item 407(a).

Response 21. We have added disclosure stating that we do not believe that our directors are "independent" within the meaning of Item 407(a) of Regulation S-K. Further, we have stated that SEC rules do not require that we have "independent" directors.

Related Party Debt Transactions During the Most Recent Two Fiscal Years

Comment 22. Please identify the related parties who provided the loans, and include all disclosure required by Regulation S-K Item 404(a)(5). Also, file the related agreements as exhibits.

Response 22. We have identified the related party who provided the loan and the total loan balance outstanding and the fact that the amount owed is not formalized by a written agreement, does not carry a specific due date and is non-interest bearing.

Item 10. Recent Sales of Unregistered Securities

Comment 23. Refer to the last sentence of prior comment 18. Please provide us a chart that begins with the 86,445,000 shares that you reported as outstanding on September 30, 2009 in the last Form 10-Q that you filed, then adds each of the share issuances that you disclosed in this section of your Form 10, and demonstrates how those numbers generate the number of shares that you disclose as currently outstanding. Ensure that your response can be easily reconciled to the information in Notes 5 and 9 to your audited financial statements for the period ended December 31, 2011.

Response 23. We have reconciled below the original share issuance since September 30, 2009 when the Company had 864,450 shares issued and outstanding until December 31, 2012. As of December 31, 2012, the Company had 15,929,450 shares issued and outstanding.
Date	Exemption	Name	Number	Issued
9/17/2009	Reg S	Simoni, Eliran	3,000	864,450
10/20/2009	Reg S	Zwebner, Asher	5,000	869,450
8/24/2011	Reg S	Shenker, Jacky	1,100,000	1,969,450
9/29/2011	Reg S	Gonen, Eli	40,000	2,009,450
9/29/2011	Reg S	Goore, Ori	40,000	2,049,450
9/29/2011	Reg S	Uziel, Amir	900,000	2,949,450
9/29/2011	Reg S	Mediouni, Guil	900,000	3,849,450
9/29/2011	Reg S	Katz, Ruth	900,000	4,749,450
9/29/2011	Reg S	Krasney, Lavi	900,000	5,649,450
9/29/2011	Reg S	Krasney, Elimelech	900,000	6,549,450
9/29/2011	Reg S	Shenker, Jacky	3,900,000	10,449,450
12/23/2011	Reg S	Shenker, Jacky	3,000,000	13,449,450
12/23/2011	Reg S	Uziel, Amir	400,000	13,849,450
12/23/2011	Reg S	Guil, Mediouni	400,000	14,249,450
12/23/2011	Reg S	Katz, Ruth	400,000	14,649,450
12/23/2011	Reg S	Krasney, Lavi	400,000	15,049,450
12/23/2011	Reg S	Krasney, Elimelech	400,000	15,449,450
1/10/2012	Reg S	Fruchter, Lazar	180,000	15,629,450
1/10/2012	Reg S	Ehud Barzilay Holding	120,000	15,749,450
1/10/2012	Reg S	Goore, Ori	40,000	15,789,450
1/10/2012	Reg S	Gonen, Eli	40,000	15,829,450

Comment 24. Please clearly address Regulation S-K Item 701(d) for each transaction that you mention in this section. Also, please clarify whether the stock transactions that you disclose were exempt pursuant to Section 4(2) or Regulation S; if you relied on Regulation S, briefly disclose the facts relied on to make the exemption available.

Response 24. We have clarified the disclosure in response to this comment as follows:

"The Company, in a series of private placement transactions with investors who are not "U.S. Persons," as that term is defined in Rule 902 of Regulation S under the Act ("Regulation S"), issued and sold a total of 14,960,000 restricted shares during the period from August 2011 through December 2012. The aggregate consideration received by the Company from the sale of restricted shares was approximately $46,000. The shares were not registered under the Act or "blue sky" laws of any state in reliance upon the exemption provided by Regulation S promulgated by the SEC under the Act, which provides that the shares may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons and may not be resold except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act. With respect to the issuance and sale of to persons who were officers and/or directors of the Company, these sales of these sales were also exempt under either Section 4(2) of the Act. In addition, the Company did not use any form of public solicitation or general advertising in connection with the offering and sale of the restricted shares."

Comment 25. Please reconcile the maturity dates of the notes disclosed here with section 1 of exhibits 10.2(b)-(g). File any extension agreements.

Response 25. The maturity dates set forth in Section 1 of the notes appended as exhibits 10.2(b)-(g) are incorrect, as a result of a typographical error. The correct maturity date is July 31, 2013. We have corrected this error and re-filed exhibits 10-2(b)-(g) with the corrected maturity dates.

Capital Stock

Comment 26. Refer to your disclosure added in response prior comment 20 and Regulation S-K Item 201(a)(2)(ii). Please provide us your analysis of the applicability of Rule 144(i) to sales of your securities.

Response 26. We do not believe that sales of our securities are subject to Rule 144(i), which applies in relevant par "to issuers with no or nominal operations and . . . no or nominal assets." We have disclosed under "Recent Development Efforts" the following:

"During the latter half of 2011, we had discussions with a limited number of unaffiliated persons as well as shareholders for the purpose of raising funds through the sale of restricted shares as part of a plan to pursue the development of a Prototype of our Patented Device. In late 2011 through 2012, we had discussions together with our investors related to renewing our efforts to develop our Patented Device, which was the reason our investors had a renewed interest in our Company. As a result, we engaged the services of a chief scientific advisor with extensive experience in engineering and electromagentics and in April 2013 we entered into a Development/Manufacturing and Marketing Agreement with GUMI Tel Aviv Ltd.

Our management's position is that its belief in the Patented Device, notwithstanding the rather lengthy delay in development and its mistaken determination in July 2011 to cease development efforts, was justified based upon its ability to successfully conclude the agreement with GUMI. Reference is made to the Company's Forms 8-K filed with the SEC on March 7 and April 22, 2013.

As part of our management's renewed interest in pursuit of development of our Patented Device with view to its commercial exploitation, we determined to become current with the OTC Markets by filing all reports required by SEC Rule 15c2-11. We have continued to be current under the rules of the OTC Markets and then determined to file a Form 10/12G to again become a reporting company under the Exchange Act. We filed our Form 10 on November 21, 2012."

As a result of GUMI Agreement dated March 5, 2013 and the Modification Agreement dated April 17, 2013, we do not believe that we have either "no or nominal operations" nor do we believe that since August 20111 when we commenced capital raising activities through the sale of equity and debt have we had "no or nominal operations."

We have disclosed on our Form that we engaged a Chief Scientific Advisor, have contracted with GUMI, a major industrial company in Israel, to develop a Prototype of our Patented Device, manufacture commercial models of our product and thereafter distribute our products. As we have disclosed in amendment no. 2 to our Form 10, we were informed by GUMI just days ago that they had completed phase one of the engineering process, believed that they have completed a full set of drawings that will enable them to manufacture the Prototype. We were further informed that as soon as the initial Prototype is manufactured, GUMI will undertake industrial testing leading to final drawings, which they stated will result in the manufacture of the Commercial Prototype.

In addition, we also entered into an agreement with Sensoil Ltd to serve as their United States representative on a non-exclusive basis, with the understanding that if we reach certain sales "benchmarks" we may be appoint as Sensoil's exclusive U.S. representative.

With respect to our analysis, Rule 144(i) further provides in relevant part as follows:

"(2) Notwithstanding paragraph (i)(1), if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports (Section 249.308 of this chapter); and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.

In the event that the staff disagrees with our analysis regarding the applicability of Rule 144(i) to the sale or our securities, we wish the staff to note that (i) we filed our Form 10 in November 2012; and (ii) have filed all Exchange act reports (including Form 8-K) for such shorter period that we were required to file such reports. As a result, in November 2013, Rule 144(i) will no longer be applicable to sales of our shares.

Report of Independent Registered Accounting Firm

Comment 27. Have your auditor tell us why his report expresses an opinion on the financial statements as of December 31, 2011 and 2012. It appears that the audited financial statements presented in the filing are as of December 31, 2010 and 2011.

Response 27. We corrected that error and to reflect that the opinion relates to the years 2011 and 2010.

Unaudited Interim Financial Statements

Note 4. Convertible Notes Payable

Comment 28. We refer to your response to prior comment 28. With respect to the $40,000 note dated September 13, 2011, tell us why the description of the terms of conversion and the due date are not the same as those set forth in Note 4 to the audited financial statements. Please revise as necessary to conform the disclosures.

Response 28. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes revised disclosure related to the notes.

Exhibits

Comment 29. Regarding your response to prior comment 29:

i. We note that exhibit 10.1 appears to be missing the Annexes. Please file the complete agreement, with all attachments;

ii. Please ensure that the exhibits that you file are legible. Note the last sentence of Regulation S-T Item 304(e) which provides that you should not present the text of your exhibits in a graphic or image file;

iii. Please address that part of the comment that asked you tell us why you did not file the September 2011 amendment to your Certificate of Incorporation that you mention in Note 5 to your September 30, 2012 financial statements.

Response 29.

We have resubmitted exhibit 10.1 in its entirety. We have also filed as exhibit 3.1c the amendment to the certificate of incorporation of September 2011.

Dynamic Applications Corp. acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the Form 10/A filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Dynamic Applications Corp.

By: /s/ Eli Gonen, Chairman